USCA ASSET MANAGEMENT LLC

CODE OF ETHICS

10.1 Introduction
The Code of Ethics is a compilation of basic principles of conduct for which you, as a Firm employee, are responsible for knowing and following. These principles represent values critical to our customers and others to conduct our business with honesty and integrity. The Code has been adopted to protect the reputation and integrity of THE FIRM and its employees and to assist employees in following uniform standards of ethical conduct. The term “employee” in the Code is understood to mean officers, directors, employees, and independent contractors.

The Code of Ethics is intended to govern the actions and working relationships of employees with current or potential customers, consumers, other Firm employees, competitors, suppliers, government representatives, the media, and anyone else with whom the Firm has contact. In these relationships, employees must observe the highest standards of ethical conduct. The success of THE FIRM as a provider of financial services is built upon the trust and confidential relationships maintained between THE FIRM and its customers. Therefore, each employee is expected in all business matters to place THE FIRM’s and its customers’ interest above his or her own self-interest and to discuss with Compliance any proposed transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

It is THE FIRM’s policy that an employee maintain no position which (1) could conflict with their performance of duties and responsibilities to THE FIRM, (2) affects or could affect independence or judgment concerning transactions between THE FIRM and its customers, suppliers, or others with whom THE FIRM competes or has existing or pending or potential business relationships, or (3) otherwise reflects negatively on THE FIRM.

Employees must resolve any doubt as to the meaning of the Code in favor of good, ethical judgment. It is the responsibility of each employee to avoid even an appearance of impropriety.

Implicit in the Code of Ethics is THE FIRM’s policy that both THE FIRM and its employees comply with the law. The law prescribes a minimum standard of conduct; the Code of Ethics prescribes conduct that often exceeds the legal standard. Any request made of an employee by any supervisor carries with it, whether or not articulated, the understanding that the employee is to comply with the request only to the extent he or she can do so while complying both with the law and this Code of Ethics. In certain instances, areas of THE FIRM have their own unique policies governing subjects covered by the Code of Ethics due to their lines of business. These policies are in addition to the requirements of the Code of Ethics.

10.2 Confidentiality
Non-public information regarding THE FIRM or its businesses, employees, customers, suppliers or consumers is confidential. Employees may not purposefully access or view such information without a business justification, disclose such information, or use it for trading in securities or for other personal gain during or after employment, except that employees may use confidential information to perform their job duties.

10.3 Self-Interest
Employees are prohibited from:

1.
Accepting employment or engaging in a business (including consulting and similar arrangements or arrangements with competitors) that may conflict with the performance of their duties or THE FIRM’s interest. All outside business activities require prior approval by Compliance.

2.
Taking for themselves personally opportunities that are discovered through the use of THE FIRM’s proprietary, non-public information (such as processes, programs, software, and business information and plans) about THE FIRM or its businesses, or position, even if developed by the employee either within or outside of the employee’s area of responsibility, or using corporate property, information or position for personal gain, or competing with THE FIRM.

3.
Taking unfair advantage of any customer, supplier, competitor, or other Firm information through manipulation, concealment, abuse of privileged information, misrepresentation of material fact, or any other unfair dealing or practice.

4.	Soliciting or demanding anything of value from any person in conjunction with the performance of their duties to THE FIRM (other than normal compensation received from THE FIRM).
5.
Accepting personal fees, commissions, other compensation paid, or expenses paid or reimbursed from others, not in the usual course of THE FIRM’s business, in connection with any business or transaction involving THE FIRM.

6.
Purposefully viewing or using confidential information about the Firm or its businesses, employees, or customers, consumers or suppliers without a valid business reason, for personal benefit or disclosing such information to others outside of job duties.

7.
Misusing THE FIRM’s information technology and electronic communications system, including accessing or distributing pornographic or other distasteful information or materials containing offensive, sexually explicit or harassing language, sending chain letters, or conducting excessive personal business.

8.	Permitting Firm property (including data transmitted or stored electronically and computer resources) to be damaged, lost, used, or intercepted in an unauthorized manner.
9.	Making any political contribution of money or other property on behalf of THE FIRM that would violate federal or state law.

10.	Borrowing or accepting money from customers or suppliers unless the customer or supplier is a financial institution that makes such loans in the ordinary course of its business.
11.
Purchasing property, whether real, personal or intangible, from THE FIRM without the approval of his or her supervisor or other designated senior officer unless THE FIRM makes a general offer of extraneous company property to employees on a non-discriminatory basis.

12.	Selling property or services to THE FIRM unless approved by Compliance which will ascertain the reasonableness of the selling price.
13.
Providing customers with legal, tax, accounting or investment advice not in the usual course of business; or recommending attorneys, accountants, securities dealers, insurance agents, brokers, real estate agents, or other service providers if the advising employee receives a personal reciprocal benefit for the referral from the service provider. (Note that referrals to service providers are permissible as long as the employee does not receive a personal reciprocal benefit for that referral.)

14.
Engaging or investing in any business that directly or indirectly competes with services provided by THE FIRM or any subsidiary of the Firm, except where such an investment represents insignificant ownership in a publicly traded company.

15.
Knowingly benefiting from an error, including but not limited to payment of compensation (including incentive plan payments) or travel and entertainment expense reimbursement, without disclosing that error.

16.	Doing any of the above actions indirectly through another person.

10.4 Gifts and Entertainment
Entertainment and the giving or receipt of gifts are governed by THE FIRM’s Gifts, Gratuities and Entertainment policy in the chapter 3 of THE FIRM’s Written Supervisory Procedures.

Discounts and price reductions not generally available to others are considered gifts. Employees are expressly prohibited from soliciting, demanding or accepting anything of value with the intent to be influenced or rewarded in connection with any business transaction or relationship involving THE FIRM.

10.5 Bequests
An employee must report to Compliance any potential bequest in excess of $100 to the employee under the will or trust instrument of a customer, vendor or supplier of THE FIRM, whether or not THE FIRM is the fiduciary named under such instrument, unless the customer, vendor, or supplier is a member of the employee’s immediate family. Bequests in excess of $100 are subject to the approval of the employee’s immediate supervisor and Compliance.

10.6 Privacy
Employees may be restricted from accessing, sharing or using certain information across Firm affiliates and from sharing information with external third parties, except as allowed by law. Employees must not view or request access to information unless a valid business purpose exists.

For specific information about privacy requirements, see Regulation S-P Privacy of Consumer Financial Information.

10.7 Holding Office/Appointments
1.	Before an employee may become a director, officer, or partner of any business organized for profit outside THE FIRM, written approval by Compliance is required.
2.
Employees are encouraged to participate in organizations that are involved in charitable, educational, or community activities, and no approval is needed for involvement with such organizations unless the employee will receive compensation. Generally the firm requests that such activities be disclosed as an outside activity where your name and that of the Firm’s is likely to be linked together publicly.

3.
Employees are encouraged to participate in civic and political activities, but requests that the activity be reported as an outside activity where your name and that of the Firm’s is likely to be linked together publicly.

4.
An employee may hold a part-time elective or appointive office provided the employee receives the written approval of Compliance and provides full disclosure concerning the time involved and compensation, if any, to be received. When an employee seeks a political office, the employee must obtain an opinion from the political entity’s legal counsel stating that the employee’s candidacy is not prohibited and that the employee’s election or appointment will not bar the political entity from doing business with THE FIRM.

5.
Employees must avoid appointments, including fiduciary appointments, which may conflict with the performance of their duties for THE FIRM or otherwise interfere with their employment relationship with the Firm. All fiduciary appointments, except those on behalf of the employee’s immediate family members (“Immediate family member” means a person’s child, parent, spouse, sibling, and in-laws) must be approved by Compliance which may require execution of a hold harmless agreement by the beneficiary. Employees are prohibited from maintaining trusteeships and other fiduciary appointments for their own customers other than immediate family members.

10.8 Internal Accounting Controls
No one shall, directly or indirectly, knowingly falsify or cause to be falsified ANY book, record or account of the Firm. This includes expense accounts, approval of invoices submitted by vendors, records of transactions with customers, records of disposition of company assets, records of consumers, or any other record.

Any employee who becomes aware, directly or indirectly, of inadequate controls, a failure of controls, or a circumvention of controls, or that transactions or other items are improperly recorded on THE FIRM’s books or records, must promptly report the situation to Legal or Compliance.

10.9 Reporting Possible Ethics Violations And Disciplinary Action
Employees have an obligation to report potential ethics violations to Legal or Compliance. Legal and Compliance will maintain the confidentiality of the individual reporting the possible violation; the employee may also report anonymously the identity of the parties involved. Retaliation against employees who report possible violations is strictly prohibited and will subject those who retaliate with disciplinary action which may include termination. Those who violate the Code are subject to disciplinary action which may include termination.

For example, if an employee would feel more comfortable in merely reporting that they suspect several of their co-employees are involved in what appears to be falsifying credit reports or that a fellow employee is involved in a transaction that may be a conflict of interest on his or her part, the employee need only report the suspected Code violation, the persons involved, and the department in which they suspect the activity is occurring.

10.10 Trading In The Stock Of Firm Customers, Suppliers Or Vendors
No employee may trade in the securities of a customer, supplier or vendor of THE FIRM if the securities are publicly traded and the employee has non-public information concerning the proposed transaction. In no case may the employee trade in any customer’s, supplier’s or vendor’s securities as outlined above until after making full disclosure of the proposed transaction (including potential inside information) to the employee’s immediate supervisor and Compliance.

10.11 Full And Fair Disclosure
Employees are required to make full, fair, accurate, timely, and understandable disclosure in reports and documents that THE FIRM files with, or submits to, the Securities and Exchange Commission, SROs, government agencies, and in other public communications made by THE FIRM.

10.12 Compliance
1.
Each employee of THE FIRM shall act on THE FIRM’s behalf in a manner that complies with all laws, rules, and regulations under which THE FIRM must operate. Any employee who becomes aware, either directly or indirectly, of an employee’s violation of a law involving a breach of trust must report the violation promptly to Compliance.

2.
If an employee becomes aware of or suspects embezzlement, false entries in THE FIRM’s records, false statements to THE FIRM’s regulators, false statements by customers or consumers (where the employee knows that the statement is false or has reason to inquire as to its falseness), or any fraud or potential fraud, or other criminal violation involving THE FIRM, its employees or customers, such employee must immediately contact Compliance.

3.
An employee who is convicted of a crime (other than a minor traffic offense) or found liable for an offense that subjects the employee to a disciplinary or licensure order by a regulatory agency or self-regulatory organization, must promptly report the event to Compliance. In addition, an employee who is charged with (but not convicted) of a crime involving a breach of trust, dishonesty, substance abuse, money laundering, or a felony, or is charged with (but not found liable) of an offense by a regulatory agency or self-regulatory organization that may result in a disciplinary or licensure order must promptly report the event to Compliance. Failure to report the above is a violation of the Code.

4.	Each employee must cooperate fully with a request by THE FIRM to conduct an investigation of the employee. Failure to do so is a violation of the Code.

10.13 Important Contacts
Title and/or Department	Name	Phone Number
Chief Compliance Officer	Steve Gott	713-366-0515
General Counsel	Therese Surprenant	713-366-0556
Chief Financial Officer	Ivana Shumberg	713-366-0577

10.14 Supervision
It is the responsibility of each supervisor to train and supervise employees so that they are able to perform their jobs in a competent manner and in conformity with THE FIRM’s policies, including the Code of Ethics. When assigning responsibilities to an employee, it is the supervisor’s responsibility to ensure that the employee has demonstrated the capability to discharge the assigned responsibility in conformity with the Code of Ethics. It is also the supervisor’s responsibility to ensure that all employee questions concerning the operation and requirements of the Code of Ethics are fully addressed.

10.15 Administration
1.	The Chief Compliance Officer is responsible for administration of the Code of Ethics and updating the Code when necessary.
2.	All employees will receive a printed copy or directed to review an electronic version of the Code upon hire and will certify their compliance annually on the Annual Employee Certification.
3.
Disclosures, approvals, or waivers will be reviewed, acted upon, and retained by the Chief Compliance Officer with the exception of requests for waivers by Firm directors which will be reviewed and acted upon by the Board of Directors and/or THE FIRM Audit Committee, if an audit committee exists.

The Code will be included in employee training.